U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                         SMALL BUSINESS ISSUERS
    UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                        GLOBAL MEDIA CORPORATION
             (Name of Small Business Issuer in its Charter)


Nevada                                       91-1842480
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)               Identification No.)

83 Victoria Crescent
Nanaimo, BC, Canada                          V9R 5B9
(Address of principal executive offices)     (Zip Code)

Issuer's telephone number:  (250) 716-0500

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     Title of each class           Name of each exchange on
     to be so registered           which each class to be registered

     Common Stock                  OTC Electronic Bulletin Board

Total Number of Pages:
Index to Exhibits Appears on Page: 21             Page:  1

Except for the historical information contained herein, the matters set forth in this registration statement are forward looking statements within the meaning of the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are subject to risk and uncertainties that may cause actual results to differ materially. These forward looking statements speak only as of the date hereof and the Company disclaims any intent or obligation to update these forward looking statements.

     PART I

ITEM 1.   DESCRIPTION OF BUSINESS

     (a)  BUSINESS DEVELOPMENT

Global Media Corp. (the "Company") was incorporated on April 8, 1997, pursuant to the laws of the State of Nevada for the purpose of acquiring and developing profitable communications projects to increase shareholder wealth. On May 20, 1997, the Company acquired one hundred percent of the shares of the satellite service provider Westcoast Wireless Cable Ltd., a British Columbia corporation ("Westcoast"). The shareholder of Westcoast, Michael Metcalfe, received 8,000,000 shares of the Company and U.S. $100,000.00. In exchange the Company received all of the common stock of Westcoast. Subsequent to its organization, the Company has raised $548,165.00 from investors in private transactions exempted from the registration provisions of the Securities Act of 1933, in reliance upon Regulation D, Rule 504 (see Item 10, Recent Sales of Unregistered Securities). The Company, including its subsidiary, employs 22 people full time.

Westcoast Wireless Cable Ltd.
____________________________

Michael Metcalfe was the founder, sole director and owner of Westcoast Wireless Cable Ltd. The Company was organized as a British Columbia corporation in May 1994 for the purpose of selling direct-to-home satellite hardware and programming services primarily in Western Canada. Westcoast Wireless Cable Ltd. has approximately 3,000 customers with over $3.9 million in sales since inception with the growth of approximately 100 new customers a month. The approximate amount of sales for the fiscal year ended July 31, 1997 was $1,618,000.

On September 19, 1997, a contract was entered into among Westcoast Wireless Cable Ltd. and Express Serve Inc. to install Express Vu satellite systems in certain areas of the lower mainland of Vancouver, Canada as well as on Vancouver Island.

Prior to Express Vu's contract, Westcoast sold satellite hardware and programming services including Cancom programming. Cancom is one of Canada's largest providers of licensed Canadian content satellite programming. This represented the focus of the Company since inception.

     (b)  BUSINESS OF THE ISSUER

Global Media Corp. is a high tech information and communications corporation. It is in the business of acquiring and developing profitable communications projects to increase shareholder wealth. The Corporation has recently acquired the business of Westcoast Wireless Cable which is in the business of selling direct-to-home satellite hardware and programming services in Western Canada.

Westcoast Wireless Cable
________________________

Westcoast Wireless Cable Ltd. (Westcoast) is in the business of selling direct to home satellite equipment, installation, programming and warranties in the western Canadian cable market. Westcoast is a value added reseller of direct-to-home satellite hardware and programming services. The two main product lines are the Express Vu and Star Choice systems. Use of these systems requires consumers to purchase hardware such as a satellite dish and a translator apparatus and programming packages which are sold on an annual subscription basis, usually accompanied by an installation contract. Westcoast also sells extended warranty and service contracts.

Westcoast was recently selected as a distributor for Express Vu and Star Choice, Canadian Radio and Television Commission ("CRTC") approved Canadian satellite programming services. Westcoast has signed distribution contracts with both services. Westcoast has also secured the rights to install Express Vu satellite systems in certain areas of the lower mainland of Vancouver, Canada as well as on Vancouver Island. These areas represent a population base of approximately 1.6 million individuals and over 450,000 homes. There are less than five other companies with similar licenses, none of which have as large a geographic area as Westcoast.

Products are warehoused and distributed from the Company's offices in Aldergrove, BC, Canada. Sales and installation teams are coordinated from the Nanaimo office. Westcoast's hardware is acquired locally through Beamscope Communications, ("Beamscope") the national Canadian distributor of all Express Vu products. Beamscope is a large wholesale to retail supplier of IBM, Compaq and NEC hardware as well as various software products. Westcoast has been dealing with Beamscope for over one year. In its relationship with Beamscope, Westcoast has not encountered equipment shortages or credit problems. Computerized inventory systems have ensured sufficient hardware stock consistently.

Marketing is currently via standard tele-marketing to book sales appointments and by the use of flyers and print advertising. The Company also has a site on the Internet's World Wide Web. Westcoast has been approached by distributors of satellite services to assist in co-op advertising and marketing.

Global Media Corp.
___________________________

Global Media Corp. is building and plans to operate a 100 station call center in Nanaimo Canada. Using a network of servers, Internet lines, computers, phones and contact management software, the call center is envisioned to operate as a completely Internet-integrated call center. The Company plans to integrate Internet and telephone communication, simultaneously providing real-time online customer service and information dissemination as well as traditional, phone based, call center services.

Global Media Corp.s' call center is planned to manage and track thousands of daily inbound and outbound calls as well as facsimiles, e-mail and live, real time Internet discussions. The existing infrastructure also allows the center to be easily expanded to include real time video and audio communication over the Internet. Management believes that as band-width increases and compression technology improves, this will be the next form of online customer service. Global Media Corp. will generate revenue by contracting out the services of its call center to other Global Media subsidiaries as well as companies in various industries who use tele-marketing and telephone based customer services on either a complete out-source or an over-flow basis.

The center is planned to handle large volumes of both inbound and outbound calls as well as inbound and outbound information over the Internet. The call center is planned to service a wide variety of businesses requiring the management and dissemination of information over a wide geographic area over multiple mediums. Some of these may include overflow toll-free order taking or information dissemination, tele-marketing of goods and services, telephone campaigns for charitable or for-profit endeavors. Subscribers pay based on a flat fee, by commission, or per hour for use of these services.

Global Media began customizing its contact management software and developing its contact database in July 1997. The first stage of development, allowing the Company to begin operations with up to 20 stations was, completed in September 1997.

     (c)  INDUSTRY OVERVIEW AND COMPETITION

Westcoast Wireless Cable
________________________

Televisions are presently in the vast majority of Canadian homes; no trend seems to be present today which could negatively affect this. The potential market for Westcoast's products and services is close to the number of households in British Columbia -- approximately 1.6 million. The introduction of personal satellite cable systems such as those sold and serviced by Westcoast represent the only alternative delivery medium (to wired cable) of certain television stations. Based on the results of the introduction of similar systems into the United States, Westcoast believes that the sales of personal satellite cable systems will continue to gain in popularity over the next two years.

Management believes a significant opportunity exists in the commercial sale of such systems to large, multi-unit dwellings such as apartment and condominium buildings. These type of sales provide larger initial hardware and continuous revenue streams from all units which subscribe. A portion of this revenue goes to the building owner providing them with an incentive to choose Westcoast. Westcoast will seek a significant position in this market as more personal and commercial residences convert from analog to digital receiving of television signals.

There are many other distributors of these products and services.
Westcoast also competes for the public's monthly expenditures on such entertainment opportunities as movie theaters, sporting events and other recreational time endeavors. Westcoast cannot estimate how these competing industries may grow and to what extent such growth would decrease
Westcoast's revenue.

As manufacturers attempt to increase both dealer and consumer participation in the Canadian direct to home market, prices are dropping and gross margins are increasing. This is allowing for faster market penetration and growth.

Global Media Corp. Call Center
___________________________

With the Internet increasingly becoming the first medium of interaction between the consumer and corporations, customer service and interaction will also need to be carried out through this medium. The phone however continues to provide the most powerful, direct method of connecting to geographically dispersed individuals on a one-to-one basis.

There are many call centers across North America providing inbound and outbound services for various industries. Global Media Corp. also will compete for corporate promotion budgets in such areas as direct mail and print advertising.

     (d)  RESEARCH AND DEVELOPMENT

Global Media Corp. Call Center
___________________________

The Company has plans to build and operate a 100 station call center in Nanaimo, BC, Canada. Using a network of servers, Internet lines, computers, phones and contact management software, the center is designed to operate as a completely Internet integrated call center. The call center is planned to be capable of simultaneously providing real time online customer service and information as well as traditional, phone based, call center services. Research and development will be ongoing to ensure that the Company continues to be able to offer state of the art, Internet integrated call center services. Management estimates that an additional $250,000 will be required over the next twelve months. The Company may seek to obtain this financing through a registered or exempt securities offering or through debt financing if favorable terms may be obtained.

     (e)  REGULATORY BACKGROUND

The Canadian Radio Telecommunications Corporation (CRTC) regulates the distribution of programming to the Canadian Television market. Westcoast Wireless Cable's Express Vu and Star Choice products are fully CRTC approved and licensed. The radio and communications act mandates that these two services are the only services of their type that can be sold presently in Canada.

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     (a)  RESULTS OF OPERATIONS

The Company currently derives its revenue principally from hardware and programming sales of its personal cable satellite systems. As satellite penetration into the Canadian market continues to grow, the market opportunities for the Company will continue to expand. This growth will also attract many potential new competitors. In order to maintain sales growth, the Company has been expanding its tele-marketing efforts, as well as researching and developing other projects that will utilize its new facilities and expertise.

     (b)  STATEMENT OF EARNINGS DATA

                            For Year Ended
                    July 31, 1997     July 31, 1996

Sales               1,617,528           1,745,061
Gross Margin          260,689             446,702
Net Income           (108,999)             35,886

Balance Sheet Data

                            For Year Ended
                    July 31, 1997     July 31, 1996

Current Assets        274,892             177,092
Capital Assets         20,566              11,420
                      _______             _______
Total Assets          295,458             188,512

Current Liabilities   208,863             174,433
Deferred Revenue       12,062                   0
                      _______             _______
Total Liabilities     220,925             174,433

The Company's revenue decreased 7.3% to $1,617,528 for the year ended July 31, 1997 compared to $1,745,061 for the year ended July 31, 1996. The decline was primarily due to a decrease in prices in the satellite hardware, which averaged 25%. More units were sold in fiscal 1997 than in fiscal 1996. Gross margin also decreased to $260,689 for the year ended July 31, 1997 from $446,702 for the year ended July 31, 1996. This was again due to decreases in retail prices which were not completely offset by increases in unit sales. Gross margin as a percentage of sales also decreased to 16.1% for the year ended July 31, 1997 from 25.6% for the year ended July 31, 1996. This was also due to a decrease in retail prices.

Selling and general administrative expense decreased 7.7% to $369,688 (22.9% of sales) for the year ended July 31, 1997 from $400,462 (22.9% of sales) for the year ended July 31, 1996. The dollar value decrease was due to increased internal efficiencies.

     (c)  LIQUIDITY AND CAPITAL RESOURCES

Year Ended July 31, 1997

Global Media occupies 5,717 square feet of commercial space at 83 Victoria Crescent, Nanaimo, British Columbia, Canada. Global Media leases the space for a term of five years with an option to renew for two additional terms of five years. The Nanaimo lease began on October 1, 1997. Global Media also occupies 1,800 square feet of commercial space at Unit No. 29 337 - 262 St., Aldergrove, British Columbia, Canada. Global leases this space on a month to month term. Total monthly rent is currently averaging $841. This lease began on October 1, 1996.

Global Medial initially relied on advances from shareholders and cash generated from operations to meet its working capital requirements. As the Company established its creditworthiness it was able to increase inventory using lines of credit and can additionally offer consumer lines of credit through the National Bank of Canada.

The Company expects to meet its short-term cash requirements through cash generated from operations and its long-term cash requirements through equity financing.

The cashflow from operations for the year ended July 31, 1997 was a net outflow of $68,378 including a net loss of ($108,999), a net decrease in accounts receivable of $47,116, a net decrease in inventory and prepaid expenses of $20,832 and a net payout of accounts payable and other liabilities of $43,446. Deferred revenue increased by $12,162. Net income was negative primarily due to increased expenses related to SEC filing costs and costs related to incorporation, legal fees and organizational overhead. Rent also increased significantly due to expansion of Westcoast Wireless Cable and setup of operations for Global Media's planned for call center. The net cash generated by changes in non-cash operating working capital was a cash inflow of $36,664.

For the year ended July 31, 1997, net cash generated from investing activities was $5,097. The main source of this cash was a collection of a loan receivable in the amount of $18,306. Purchase of capital assets totaled $13,209 and mainly consisted of new computer equipment and software.

Net cash provided by financing activities was $169,068 for the year ended July 31, 1997. The major source of financing was the sale of share subscriptions of $283,700 which was offset by dividend payments of $114,632.

Major investments in research and development of new businesses have been made since the year ended July 31, 1997. New computer equipment and software has been purchased for development of the Global Media call center, now located at Global Media's Victoria Crescent offices. Management expects this to be a major source of revenue for the Company. Global Media will seek a unique market niche in the expanding call center industry by being on the leading edge of computer, telephone and Internet integration.

Year Ended July 31, 1996

The cash flow from operations for the year ended July 31, 1996 were $45,256 including a net income of $35,886 and amortization of $1,917. The net cash provided by changes in non-cash operating working capital was $7,453.

For the year ended July 31, 1996, net cash used for investing activities was $28,024. This included the purchase of capital assets, $9,652 (mainly consisting of purchases of office furniture and equipment and computer equipment) and the creation of a loan receivable of $18,372 to a shareholder.

Net cash used in financing activities was $6,318 for the year ended July 31, 1996. The major use of financing was a decrease in bank indebtedness.

     (d)  IMPACT OF INFLATION

The Company believes that inflation has not had a material affect on its past business.


ITEM 3.   DESCRIPTION OF PROPERTY

Global Media occupies 5,717 square feet of commercial space at 83 Victoria Crescent, Nanaimo, British Columbia. This facility houses all of Global Media Communications, operations including the call center and administration.

The terms of the Victoria Crescent commercial lease are as follows. Global Media leases the space for a term of five years with an annual rent of $32,669. Global Media has an option to renew this lease for two additional terms of five years. The lease started on October 1, 1997.

Global Media also occupies 1,800 square feet of commercial space at Unit No. 29 3347-262 St., Aldergrove, British Columbia. This facility houses all of Westcoast Wireless warehousing of equipment and administration.

The terms of the 262 St. commercial lease area as follows. Global Media leases the space on a month to month term. Monthly rent is $841.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Title of Class    Name and Address      Amount and Nature    % of
                  of Beneficial Owner   of Beneficial Owner  Class

Common Stock      Michael Metcalfe      16,130,000 (1)       80.7%
                  29-3347 262nd Street
                  Aldergrove, BC
                  Canada V4W 2X2

(1) This amount includes shares owned by Michael Metcalfe, individually, (14,000,000 shares), his mother, Dorothy Metcalfe, individually, (330,000 shares), Eustace Bennet Metcalfe, his father, individually, (900,000 shares) and his sister, Michelle Metcalfe-MacFarlane, individually, (900,000 shares). Michael Metcalfe disclaims beneficial ownership of the shares owned by Dorothy Metcalfe, Eustace Bennet Metcalfe and Michelle Metcalfe-MacFarlane.

     (b)  SECURITY OWNERSHIP OF MANAGEMENT

Title of Class    Name and Address      Amount and Nature    % of
                  of Beneficial Owner   of Beneficial Owner  Class

Common Stock      Michael Metcalfe      16,130,000 (1)       80.7%
                  29-3347 262nd Street
                  Aldergrove, BC
                  Canada V4W 2X2

Common Stock      Robert Fuller          1,668,000 (2)       08.4%
                  3218 Sheorwater Drive
                  Nanaimo, BC V9T 5W9

Common Stock      Winston V. Barta          -0-              0%
                  3289 Oak St., No. 1
                  Vancouver, BC V6H 2L4

Common Stock      Peter Roberts             -0-              0%
                  601-154 Promenade Drive
                  Nanaimo, BC V9R 6YR

Common Stock      Jack MacDonald           50,000              .2%
                  1904-1111 Beach Ave.
                  Vancouver, B.C. V6E 1T9

Common Stock      All Officers and      17,848,000           89.3%
                  Directors as a Group

(1) This amount includes shares owned by Michael Metcalfe, individually, (14,000,000 shares), his mother, Dorothy Metcalfe, individually, (330,000 shares), his father, Eustace Bennet Metcalfe, individually, (900,000 shares) and his sister, Michelle Metcalfe-MacFarlane, individually, (900,000 shares). Michael Metcalfe disclaims beneficial ownership of the shares owned by Dorothy Metcalfe, Eustace Bennet Metcalfe and Michelle Metcalfe-MacFarlane.

(2) This amount includes shares owned by Robert Fuller, individually, (1,288,000 shares), his wife, Jasmine Fuller, individually, (200,000 shares). David Fuller and Joan Fuller (owners of 180,000 shares) are Robert Fuller's parents. Robert Fuller disclaims beneficial ownership of David and Joan Fuller's shares.

     (c)  CHANGES IN CONTROL

There are no arrangements which may result in a change in control of the issuer.


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  DIRECTORS AND EXECUTIVE OFFICERS

The following are the names, positions, municipalities of residence and relevant backgrounds of key personnel of the Company.

MICHAEL METCALFE (Age 41), Chairman of the Board, President.
     April 1997 - Present - Global Media.

     Mr. Metcalfe has served as President, the Chairman of the Board and as a director since April 15, 1997. He shall serve his term of office as a director until the next election by shareholders.

     May 1994 - Present - Westcoast Wireless Cable - Global Media
     Mr. Metcalfe founded Westcoast Wireless Cable and Global Media. Prior thereto, Mr. Metcalfe spent 15 years in the entertainment industry including film production, distribution, finance and marketing. Mr. Metcalfe brings a powerful vision of the entertainment industry and the convergence of the various mediums.

     October 1991 - April 1994 - Starscan Communications Ltd. (Director of Sales and Marketing). Starscan sold and serviced C-Band satellite hardware systems. It is no longer in business. The company was located in Kelowana, B.C. It had 25 employees and averaged approximately $1.5 million in sales per year.

ROBERT FULLER (Age 36), Chief Executive Officer, Director.

     June 1997 - Present - Global Media. Mr. Fuller has served as a director since June 15, 1997. He shall serve his term of office as a director until the next election by shareholders.

     May 1990 - June 1997 - Promark Construction Co. Inc. (President). This Nanaimo, B.C. company is a general contractor specializing in multi-unit residential construction including condominiums and townhomes.

     1983 - 1989 -  Ernst & Young

     Mr. Fuller served as a manager in the entrepreneurial services branch in the accounting firm of Ernst & Young.

     Mr. Fuller is a Chartered Accountant and received his Bachelor of Commerce degree from the University of British Columbia in 1985.


WINSTON V. BARTA (Age 26), VP Marketing and Business Development, Director.

     September 1997 - Present - Global Media
     Mr. Barta shall serve as a director until the next election by shareholders,. He has served as director since September 15, 1997.

     July 1996 - July 1997 - Starnet Communications Canada (VP Marketing). This company develops, markets and manages multi-media online interactive content and software for the Internet.

     June 1995 - April 1996 - Motion Works Group (Senior Account
     Executive). This company specializes in producing multi-media CD-ROMs for children and younger consumers.

     September 1993 - June 1995 - Simon Fraser University M.B.A.
     (Marketing).

     1992 - Concordia University in Montreal;
     Bachelors Degree in Marketing and Administrative Management.

DENNIS MORGAN (age 40), Director.

     Mr. Morgan shall serve his term of office as a director until the next election by shareholders. He has served as a director since April 15, 1997.

     June 1988 - Present. Via-Sat Data Systems Inc. (Vice President and Project Engineer).
     Mr. Morgan, P.Eng., graduated from the University of Waterloo with a B.Sc. in Civil Engineering in 1981. Since that time Mr. Morgan has worked in the water resource sector of two large hydro utilities; Ontario Hydro and B.C. Hydro. For the last nine years Mr. Morgan has served as Vice President of Via-Sat Data Systems Inc. of North Vancouver.

JACK D. MACDONALD (age 68), Director.

     Mr. MacDonald shall serve his term of office as a director until the next election by shareholders. He has served as a director since November 17, 1997.

     May 1996 - September 1997.  TKO Resources Inc. (Director).

     May 1990 - October 1996. Salus Resource Corp. (President and Chief Executive Officer). Mr. MacDonald became a director in May 1990 of Salus' predecessor, Arapahoe Mining Corp. and served as its President and Chief Executive Officer from September 1991 to May 1996. Arapahoe Mining Corp. became Salus Resource Corp. in May 1996, and became Brandon Gold Corp. in October 1996.


     (b)  SIGNIFICANT EMPLOYEES

PETER ROBERTS (age 46), VP Operations.

     August 1997 - Present - Global Media

     May 1996 - July 1997 - Island Wireless Cable (President)

     June 1982 - April 1996 - American President Lines (Western Canadian
     Manager)

     Mr. Roberts has over 15 years of senior management experience.
     He worked in the container shipping industry for twenty years and was employed by two of the largest shipping companies in North America; American President Lines and Sealand Containers. Mr. Roberts has managed a staff of 30 persons and has been responsible for annual marketing budgets in excess of $10 million dollars.

     (c)  FAMILY RELATIONSHIPS

There are no family relationships to report.

     (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

There are no legal proceedings to report other than a single action involving Robert Fuller arising out of his membership on the board of directors of an unaffiliated company. An action filed in small claims court against the unaffiliated company names Mr. Fuller as a defendant as well. The action is entitled MICHAEL AND SHERRY FANTILO V. 392012 B.C. LTD., CYRIL BUBALO AND ROBERT FULLER, No. C 17627, Provincial Court of British Columbia (Small Claims). The action was filed August 26, 1997, and arises out of a contract to purchase a townhome. Mr. Fuller denies the allegations of the complaint as they pertain to him. He is vigorously defending the action.

ITEM 6.   EXECUTIVE COMPENSATION


     (a)  SUMMARY COMPENSATION TABLE

====================================================================================================
                                                                  Securities
                                              Other    Restric-   Underly-
                                              Annual   ted        ing                 All
Name and                                      Compen-  Stock      Options/   LTIP     Other
Position            Year    Salary    Bonus   sation   Award(s)   SARs       Payouts  Compensation
                             (US$)     ($)     ($)       ($)        (#)        ($)       ($)
----------------------------------------------------------------------------------------------------
Michael Metcalfe,    1997   15,838     0       0        0         0           0        0
 President

Robert Fuller,       1997        0     0       0        0         0           0        0
 CEO

Winston V. Barta,    1997        0     0       0        0         0           0        0
 VP Marketing

Peter Roberts,       1997        0     0       0        0         0           0        0
 VP Operations

Jack Macdonald       1997        0     0       0        0         0           0        0
 Director

     (b)  OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)

The Company has a Management Stock Option Plan, entitled the "Global Media Corp. Stock Option Plan" (the "Plan"). Its purpose is to advance the business and development of the Company and its shareholders by affording to the employees, directors and officers of the Company the opportunity to acquire a proprietary interest in the Company by the grant of Options to such persons under the Plan's terms. By doing so the Company seeks to motivate, retain and attract highly competent, motivated employees, executive Officers and Directors to lead the Company.

The effective date of the Plan is April 8, 1997. Article 3 of the Plan provides that the Board shall exercise its discretion in awarding Options under the Plan, not to exceed 500,000 shares. The per share Option price for the stock subject to each Option is US $.50 per share.

All Options must be granted within ten years from the effective date of the Plan. There is no express termination date for the Options, although the Board may vote to terminate the Plan.

Under the Plan, there have been no Options granted.

     (c) AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

There have been no exercises in the past fiscal year.

     (d)  LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

There are no long term incentive plans other than the Stock Option Plan.

     (e)  COMPENSATION OF DIRECTORS

          1.   Standard Arrangements

The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

          2.   Other Arrangements

There are no other arrangements.

     (f)  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND
          CHANGE-IN-CONTROL ARRANGEMENTS

There are no written employment contracts or agreements in place among management and any person.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's By-Laws include a provision regarding Related Party
Transactions which requires that each participant to such transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction.

On May 20, 1997, the Company acquired Westcoast Wireless Cable Ltd. a British Columbia corporation ("WWC"). The shareholder of WWC, Michael Metcalfe, received 8,000,000 shares of the Company and U.S. $100,000.00. In exchange the Company received all of the common stock of WWC.

In 1997, Michael Metcalfe, the majority shareholder of the Company, loaned $73,729 to the Company. This item is non-interest bearing and without a specific term of repayment.

Also in 1997, the Company loaned to an unrelated company known as Global Media Co. Canada $77,182. The sole owner of Global Media Co. Canada is Michael Metcalfe. The terms of this item are non-interest bearing and without a specific term of repayment.

ITEM 8.   LEGAL PROCEEDINGS

There is no action, suit or proceeding before or by any court or governmental agency or body, domestic or foreign, now pending or, to the knowledge of the Company, threatened, against or affecting the Company, or any of its properties, business affairs or business prospects of the Company.


ITEM 9.   MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
          MATTERS

     (a)  MARKET INFORMATION

The Company's stock is not listed for sale on any exchange or trading medium. The Company intends to seek the listing of its Common Stock on the OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock.

In April 1997, 10,000,000 shares were sold to individuals pursuant to Rule 504 of Regulation D. As permitted by Rule 504 certificates for these securities were issued without restrictive legends. However, 6,000,000 of these shares were purchased by Michael Metcalfe, one of the officers and a director of the Registrant and may only be publicly sold pursuant to Rule
144. This was an private transaction pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchaser(s). Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer. Mr. Metcalfe is also the beneficial owner of an additional 8,330,000 shares which are restricted and may only be sold pursuant to Rule 144.

In July of 1997, 1,000,000 shares were sold at $.01 per share to Robert Fuller, an officer and a director of the Company. These shares are restricted and may only be publicly sold pursuant to Rule 144.

     (b)  HOLDERS

There are 55 holders of the Company's Common Stock.

     (c)  DIVIDENDS

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

The Registrant was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504. Moreover, Rule 504 was available to the registrant in that the Company sold less than $1,000,000.00 worth of securities in the previous 12 month period and the purchasers were unaffiliated investors. Further, Rule 504 does not require the presentation of specified information prior to the sale of the securities offered in reliance upon this rule. Nevertheless, these were entirely private transactions pursuant to which all material information as specified in Rule 502(b)(2) was made available to the purchaser(s). Thus the exemptions from registration afforded by Rule 4(2) and Rule 3(b) were available to the issuer.

Name of Purchaser             Date                 Security (1)(2)
_________________             ____                 ________

Simon (Wai Ho) Au             11/12/97                45,500

Mike Aussant                  10/15/97                 2,000

Barcan Estates                10/15/97                 4,000

Michael Bennett               7/15/97                  4,000

Roy Boyd                      10/15/97                 6,000

Dennis Brovarone              11/6/97                  8,000

K. Allen Brown                11/5/97                  2,000

Tom & Elaine
Christian                     10/15/97                20,000

Karen J.
Christian and
David Skinner                 10/15/97                 8,000

David Cohen                   8/15/97                 42,898

Denise Connolly               7/15/97                 12,000

Josephine Cross               5/29/97                500,000

Elaine Davies
& Lorraine Polson             11/12/97                 8,000

Marvin Dyck                   10/15/97                14,320

Patricia Endrizzi             10/15/97                 5,000

Rob Fairall                   5/29/97                 10,000

Eric Fowles                   11/24/97                 1,000

Robert Fuller                 7/15/97              1,288,000

Gary Ganz                     7/15/97                 11,400
                              9/3/97                   4,320
                              10/15/97                35,800

Jerry & Rose Hale             11/12/97                20,000

John Hayes                    10/15/97                26,000

Mitchell A. Hetman            11/12/97                25,700

Calvin & Darlene Kemp         11/12/97                10,000

Kierden Fishing Ltd.          11/5/97                 20,000

Patricia Kirk                 11/5/97                  5,000

Peter Kozak                   11/5/97                 10,000

Krystyna Kwiaskowski          5/29/97                450,000

Elaine Lamb                   10/15/97                 5,000

Jack Macdonald                5/29/97                 50,000

Gil Manning &
June Manning, JT TEN          7/15/97                 20,000

Dr. R.M. Marback, Inc.        11/5/97                 20,000

Louis J. Martini              11/12/97                77,493

Douglas McClean               11,19,97                20,000

Mickey McGuire                11/5/97                 25,000

Michael Metcalfe              5/25/97              6,000,000
                              9/2/97               8,000,000

Dorothy Metcalfe              5/29/97                930,000

Eustace Bennet Metcalfe       5/29/97                880,000

Michelle Metcalfe-
Macfarlane                    5/29/97                900,000

Dennis Morgan                 5/29/97                 10,000

David L. Morris               9/3/97                   4,000

Lee Odgers                    10/15/97                 2,000

Dide Olcay                    10/15/97                 4,000

Pacific Icon Inc.             10/15/97                 7,000

Mark Quin                     7/15/97                  4,000

SFC Strategic                 12/02/97                14,200

Zeljko Simovic                11/12/97                 4,000

Betty and
Frank Skinner                 10/15/97                 4,000

S.P. Plumb Line
   Mech. Ltd.                 11/5/97                 10,000

Gerry Taylor                  10/15/97                 5,000

Verdun Thomson                7/15/97                  4,000

Sharon Thomson                7/15/97                  4,000

Peter H. Tulk, Sr.            10/15/97                 6,000

Ken W.H. Walking              10/15/97                20,000

Maureen Ward                  9/3/97                   7,200

Rebbeca Wellman               10/15/97                 1,000

Neil Wensel                   11/12/97                 4,000

Julio Zilahi-Balogh           5/29/97                250,000


(1) All securities are common stock.

(2) On all transactions depicted, a sales commission was paid by the Company to Pacific Rim Investment Inc. pursuant to the April 8, 1997, Offering Sales Agency Agreement. (See Exhibit 10(ii)). Pacific Rim Investment Inc. is a corporation organized under the law of the Pacific island nation Vanuatu.

With respect to the sales made, the Company or its affiliates relied on Regulation D, Rule 504 and Section 4(2) of the Securities Act of 1933, as amended as the exemption from the registration requirements of said Act.

ITEM 11.  DESCRIPTION OF SECURITIES

The authorized capital stock of Company consists of 200,000,000 shares of common stock. Options in the amount of 500,000 shares at $.50 are authorized. No warrants to acquire common stock have been authorized. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company's common stock.

The common stock carry no preemptive rights, are not convertible, redeemable, assessable or entitled to the benefits of any sinking fund. The common stock affords the holders no cumulative voting rights, and the holders of a majority of the shares voting for the election of the directors can elect all of the directors if they should choose to do so.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.


ITEM 13.  FINANCIAL STATEMENTS

The Financial Statements are set forth beneath Item 15, below, and include audited financial statements for the fiscal years ended July 31, 1996; and July 31, 1997.


ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.  INDEX TO EXHIBITS

2.   (i)   Plan of Reorganization among Westcoast Wireless Cable and
           Global Media Corp.

3.   (i)   Global Media Corp. Articles of Incorporation
     (ii)  Global Media Corp. By-laws

10.  Material Contracts
     (i)   Dealer Agreement among Star Choice and Westcoast Wireless;
     (ii) Offering Sales Agency Agreement among Global Media Corp. and Pacific Rim Investment Inc.;
     (iii) Agent Agreement among Express Vu Inc. and Westcoast Wireless.

21.  (i)   Subsidiaries of the Registrant

23.  (i)   Consent of Auditors

27.  (i)   Financial Data Schedule

99.  (i)   Global Media Corp. 1997 Directors and Officers Stock Option
           Plan

                              CONSOLIDATED FINANCIAL STATEMENTS


                              GLOBAL MEDIA CORP.




                              JULY 31, 1997

                     REPORT OF INDEPENDENT AUDITORS


To the Shareholders of
GLOBAL MEDIA CORP.

We have audited the consolidated balance sheets of GLOBAL MEDIA CORP. as at July 31, 1997 and 1996 and the consolidated statements of income (loss), retained earnings (deficit) and cash flows for each of the years in the three year period ended July 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 1997 and 1996 and the results of its operations and the changes in its financial position for each of the years in the three year period ended July 31, 1997 in accordance with accounting principles generally accepted in the United States of America.


Vancouver, Canada,                        /s/ ERNST & YOUNG
November 20, 1997.                                  Chartered Accountants

GLOBAL MEDIA CORP.


                      CONSOLIDATED BALANCE SHEETS


As at July 31                                             (in US dollars)



                                                    1997            1996
                                                      $               $
----------------------------------------------------------------------------
ASSETS
CURRENT
Cash                                                121,890          15,905
Accounts receivable, net of allowance for
  doubtful accounts of $13,307
  [1996 - $4,058]                                    58,838         105,841
Inventory                                            15,469          35,628
Prepaid expenses                                        917           1,515
Advances to affiliated companies [NOTE 3]            77,778               -
Advances to shareholder [NOTE 3]                      2,625               -
Loan receivable from shareholder [NOTE 3]                 -          18,203
----------------------------------------------------------------------------
                                                    277,517         177,092
Capital assets [NOTE 5]                              20,566          11,420
----------------------------------------------------------------------------
                                                    298,083         188,512
============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities             94,649          83,727
Accrued wages payable [NOTE 3]                            -          58,195
Taxes payable                                        30,124          25,195
Due to affiliated company [NOTE 3]                        -           1,872
Due to shareholder [NOTE 3]                          86,715           5,444
----------------------------------------------------------------------------
                                                    211,488         174,433
Deferred revenue                                     12,062               -
----------------------------------------------------------------------------
                                                    223,550         174,433
----------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital [NOTE 6]                               11,059               1
Capital in excess of par value [NOTE 6]             128,641               -
Unissued share capital [NOTE 6]                     144,001               -
Retained earnings (deficit)                        (209,145)         14,486
Cumulative translation adjustment                       (23)           (408)
----------------------------------------------------------------------------
                                                     74,533          14,079
----------------------------------------------------------------------------
                                                    298,083         188,512
============================================================================

SEE ACCOMPANYING NOTES

On behalf of the Board:


            Director            Director

GLOBAL MEDIA CORP.


               CONSOLIDATED STATEMENTS OF INCOME (LOSS)


Years ended July 31                                       (in US dollars)



                                         1997           1996        1995
                                           $              $           $
-----------------------------------------------------------------------------
REVENUE
Sales                                 1,617,528      1,745,061       552,003
Commission earned                        20,204         10,154        64,250
-----------------------------------------------------------------------------
                                      1,637,732      1,755,215       616,253
Cost of sales                           755,446        764,619       289,519
Commission paid                         621,597        543,894       150,932
-----------------------------------------------------------------------------
Gross margin                            260,689        446,702       175,802
-----------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
 [NOTE 3]
Advertising and marketing                22,452        100,485        61,906
Amortization                              3,957          1,917           416
Bad debts                                11,131          4,096           525
Bank charges, interest and
 financing fees                          15,766         38,734        12,085
Professional fees                        63,003          7,888         2,004
Office and miscellaneous                180,597         90,438        58,300
Travel                                   26,088         16,880         6,294
Wages and benefits                       46,694        140,024        35,831
-----------------------------------------------------------------------------
                                        369,688        400,462       177,361
-----------------------------------------------------------------------------
Income (loss) before provision
 for income taxes                      (108,999)        46,240        (1,559)
Income taxes [NOTE 4]                         -         10,354             -
NET INCOME (LOSS) FOR THE YEAR         (108,999)        35,886        (1,559)
=============================================================================
SEE ACCOMPANYING NOTES

GLOBAL MEDIA CORP.


                      CONSOLIDATED STATEMENTS OF
                      RETAINED EARNINGS (DEFICIT)

Years ended July 31                                       (in US dollars)




                                         1997           1996        1995
                                           $              $           $
-----------------------------------------------------------------------------

BALANCE, BEGINNING OF YEAR               14,486        (21,400)       (6,774)
Net income (loss) for the year         (108,999)        35,886        (1,559)
-----------------------------------------------------------------------------
                                        (94,513)        14,486        (8,333)
Dividends declared and paid            (114,632)             -       (13,067)
-----------------------------------------------------------------------------
BALANCE, END OF YEAR                   (209,145)        14,486       (21,400)
=============================================================================
SEE ACCOMPANYING NOTES

GLOBAL MEDIA CORP.


                 CONSOLIDATED STATEMENTS OF CASH FLOWS


Years ended July 31                                       (in US dollars)


                                         1997           1996        1995
                                           $              $           $
-----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss) for the year         (108,999)        35,886        (1,559)
Items not requiring an outlay of
 funds
  Amortization                            3,957          1,917           416
-----------------------------------------------------------------------------
                                       (105,042)        37,803        (1,143)
Changes in non-cash operating
 working capital
  Accounts receivable                    47,116       (103,292)       (3,495)
  Inventory                              20,233        (17,551)      (18,203)
  Prepaid expenses                          599         (1,291)            -
  Accounts payable and accrued
   liabilities                           11,090         29,560        54,329
  Accrued wages payable                 (58,527)        58,737             -
  Taxes payable                           5,034         12,728        12,551
Advances to/from shareholder             79,266          5,358        (6,993)
Advances to/from affiliated
 companies                              (80,309)        23,204       (21,075)
Deferred revenue                         12,162              -             -
-----------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                   (68,378)        45,256        15,971
-----------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchase of capital assets              (13,209)        (9,652)       (4,165)
Decrease (increase) in loan
 receivable from shareholder             18,306        (18,372)            -
-----------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 INVESTING ACTIVITIES                     5,097        (28,024)       (4,165)
-----------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends                              (114,632)             -       (13,067)
Share subscriptions                     283,700              -             -
Increase (decrease) in bank
 indebtedness                                 -         (6,318)        6,247
-----------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
 FINANCING ACTIVITIES                   169,068         (6,318)       (6,820)
-----------------------------------------------------------------------------
Effect of exchange rate changes
 on cash                                    198           (143)           54

INCREASE IN CASH DURING THE YEAR        105,985         10,771         5,040
Cash, beginning of year                  15,905          5,134            94
-----------------------------------------------------------------------------
CASH, END OF YEAR                       121,890         15,905         5,134
=============================================================================

CASH IS REPRESENTED BY:
Cash                                    121,890         15,905             -
Term deposits                                 -              -         5,134
-----------------------------------------------------------------------------
                                        121,890         15,905         5,134
=============================================================================

Interest - paid                             357              -             -
Income taxes paid                         9,278              -             -
=============================================================================
SEE ACCOMPANYING NOTES

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)



1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Global Media Corp. (the "Company") was incorporated on April 8, 1997 in the State of Nevada and is engaged in providing internet-integrated call centre services from its location in Nanaimo, Canada, and marketing of direct to home satellite hardware and programming services to both commercial and private individuals primarily in Western Canada. The Company did not commence its internet-integrated call centre operation prior to July 31, 1997.

On May 20, 1997 the Company issued 8,000,000 common shares and paid $100,000 in cash for all of the outstanding shares of Westcoast Wireless Cable Ltd. ("Westcoast Wireless"), a company which markets direct to home satellite hardware and programming services.

Westcoast Wireless is contracted as an agent for the sales of certain satellite hardware and programming services, therefore the majority of the purchases are sourced from a single supplier.

These financial statements reflect the continuity of interests of the former shareholder of Westcoast Wireless, and are prepared on the following basis:

In the consolidated balance sheet at July 31, 1996 the assets, liabilities and retained earnings of the Company represent the assets, liabilities and retained earnings of Westcoast Wireless at that date.

The consolidated statements of operations and retained earnings and cash flows for the years ended July 31, 1995 and 1996 and for the period from August 1, 1996 to May 20, 1997 (included in the results for the year ended July 31, 1997) represent the results of operations and changes in financial position of Westcoast Wireless during those periods.

References to "the Company" in these financial statements include Westcoast Wireless (for events occurring prior to May 20, 1997).

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America.


2. SIGNIFICANT ACCOUNTING POLICIES

INVENTORY

Inventory is recorded at the lower of cost and net realizable value.

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)




2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

CAPITAL ASSETS AND AMORTIZATION

Capital assets are recorded at cost. Amortization has been calculated using the methods and rates as follows, except in the year of acquisition when one half of the rate is used.

Office furniture and equipment               20% declining balance
Software                                     20% declining balance
Computer equipment                           30% declining balance
Leasehold improvements                        5 year straight line

REVENUE RECOGNITION

Revenues are recorded at the time of installation for hardware sales, and at contract inception for sales of programming.

Revenues from extended warranty contracts are recognized at contract inception to the extent that the supplier is liable for repair work under the warranty contract. To the extent that the Company is liable for repair under the warranty contract, related revenues are deferred and are released to income on a straight line basis over the period of the Company's liability.

FOREIGN CURRENCY TRANSLATION

The assets and liabilities of the Company's foreign subsidiary, Westcoast Wireless, are translated into US dollars at fiscal year end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated at year end exchange rates. Other balances are recorded at rates in effect on the dates of the transaction. Exchange gains and losses arising are reflected in net income for the year.

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)




2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.


3. RELATED PARTY TRANSACTIONS

                                                     1997            1996
                                                       $               $
----------------------------------------------------------------------------

Loan receivable from shareholder and spouse               -          18,203
Advances to affiliated companies                     77,778               -
Advances to shareholder                               2,625               -
Due to affiliated company                                 -          (1,872)
Due to shareholder                                  (86,715)         (5,444)
Accrued wages payable to shareholder and
 spouse                                                   -         (58,195)
============================================================================

The loan receivable from the shareholder was non-interest bearing and was fully repaid on January 31, 1997. The fair value of this loan approximates carrying value.

Other related party balances are non-interest bearing and without specific terms of repayment.

The affiliated companies are related to Global Media Corp. through common control. The fair value of the balances are not determinable since they have no fixed repayment terms.

During the years ended July 31, the Company's statement of income (loss) includes the following related party transactions:

* advertising and marketing expense $nil [1996 - $73,421; 1995 - $20,327], to a company related through common control.
*    wages and benefits expense $45,565 [1996 - $147,752; 1995 - $33,859], to shareholder and spouse.
* income from recharge of wages of $72,610 [1996 - $19,824; 1995 - $nil], to a company related through common control

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)



4. INCOME TAXES

The actual income tax expense attributable to earnings for the years ended July 31, 1997, 1996 and 1995 differed from the amounts computed by applying combined statutory income tax rates to pretax earnings as a result of the following:

                                         1997           1996        1995
                                           $              $           $
-----------------------------------------------------------------------------
Tax provision at combined statutory
  income tax rate of 22%                      -         10,173             -
Benefit of operating loss
  carryforwards                               -           (719)            -
Other, net                                    -            900             -
-----------------------------------------------------------------------------
                                              -        (10,354)            -
=============================================================================

At July 31, 1997 the Company had operating loss carryforwards available to reduce future taxable income which expire in 2004 of $24,857. Deferred taxation has not been recognized in respect of these amounts as their future utilization does not meet the 'more likely than not' test prescribed by Financial Accounting Standard No. 109.


5. CAPITAL ASSETS

                                                     ACCUMULATED    NET BOOK
                                         COST        AMORTIZATION    VALUE
                                           $              $            $
-----------------------------------------------------------------------------
1997
Office furniture and equipment            9,794          2,576         7,218
Computer equipment                        8,814          2,187         6,627
Leasehold improvements                    2,029            709         1,320
Software                                  6,001            600         5,401
-----------------------------------------------------------------------------
                                         26,638          6,072        20,566
=============================================================================

1996
Office furniture and equipment            8,917          1,439         7,478
Computer equipment                        3,404            510         2,894
Leasehold improvements                    1,415            367         1,048
-----------------------------------------------------------------------------
                                         13,736          2,316        11,420
=============================================================================

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)



6. SHARE CAPITAL

                                         1997           1996        1995
                                           #              #           #
-----------------------------------------------------------------------------
AUTHORIZED
Common shares, par value of
 $0.001 each                        200,000,000    200,000,000   200,000,000

ISSUED
Common shares                        11,059,400      8,000,000     8,000,000
=============================================================================

                                                                    CAPITAL
                                                                   IN EXCESS
                                         NUMBER          SHARE       OF PAR
                                        OF SHARES       CAPITAL      VALUE
                                           #              #            #
-----------------------------------------------------------------------------
Issued for cash at $0.01
 per share                           11,000,000         11,000        99,000
Issued for cash at $0.50
 per share                               59,400             59        29,641
-----------------------------------------------------------------------------
                                     11,059,400         11,059       128,641
=============================================================================

                                                                    UNISSUED
                                                      NUMBER OF      SHARE
                                                       SHARES       CAPITAL
UNISSUED                                                  #            $
-----------------------------------------------------------------------------
Consideration for shares in
 Westcoast Wireless [NOTE 1]                         8,000,000             1
For cash at $0.50 per share                            288,000       144,000
-----------------------------------------------------------------------------
                                                     8,288,000       144,001
=============================================================================

The 8,000,000 shares issued in consideration for the shares in Westcoast Wireless and 288,000 of the shares issued for cash of $0.50 per share were issued subsequent to the balance sheet date. However legal agreements for the issue of these shares were in place at July 31, 1997, therefore the amounts have been recorded as unissued share capital at the balance sheet date.

Since the balance sheet date, excluding the above, a further 571,333 common shares have been issued for cash at $0.50 per share, and 42,898 common shares have been issued in kind for rent of property at $0.50 per share.

GLOBAL MEDIA CORP.

                          NOTES TO CONSOLIDATED
                          FINANCIAL STATEMENTS

July 31, 1997                                             (in US dollars)



6. SHARE CAPITAL (CONT'D.)

Effective April 8, 1997 the company adopted, subject to shareholder approval, the 1997 Directors and Officers Stock Option Plan (the "Plan"). The Plan is administered by the Board of Directors who have sole discretion and authority to determine individuals eligible for awards under the Plan. The Plan provides for issuance of a total of 500,000 options with an exercise price of US$0.50 per share, within a period of 10 years from the effective date. The conditions of exercise of each grant are determined individually by the Board at the time of the grant.

     SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Global Media Corporation
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(Registrant)

Date  December 11, 1997
    --------------------------------------------------------------

By /s/ MICHAEL METCALFE
   ---------------------------------------------------------------
   (Signature)
Michael Metcalfe, President, Secretary and Treasurer
------------------------------------------------------------------
(Type Name and Title)
(On behalf of the Registrant and as President, Secretary and Treasurer.)


/s/ MICHAEL METCALFE
------------------------------------------------------------------
Michael Metcalfe, Chairman, President, Secretary and Treasurer

Date  December 11, 1997
    --------------------------------------------------------------


/s/ ROBERT FULLER
------------------------------------------------------------------
Robert Fuller, Director, Chief Executive Officer

Date  December 11, 1997
    --------------------------------------------------------------


/s/ WINSTON V. BARTA
------------------------------------------------------------------
Winston V. Barta, Director, VP Marketing and Business Development

Date  December 11, 1997
    --------------------------------------------------------------


/s/ DENNIS MORGAN
------------------------------------------------------------------
Dennis Morgan, Director

Date  December 11, 1997
    --------------------------------------------------------------


/s/ JACK D. MCDONALD
------------------------------------------------------------------
Jack D. McDonald, Director

Date  December 11, 1997
    --------------------------------------------------------------



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